Final execution version

AMENDED AND RESTATED FIRST ADDENDUM TO THE SALE OF BUSINESS AGREEMENT

between

ROYAL BAFOKENG RESOURCES PROPRIETARY LIMITED

and

MASEVE INVESTMENTS 11 PROPRIETARY LIMITED

and

PLATINUM GROUP METALS (RSA) PROPRIETARY LIMITED

Final execution version

PARTIES

This First Addendum is made between:

(1)	Royal Bafokeng Resources Proprietary Limited, a company registered in accordance with the laws of South Africa under registration number 2002/013162/07 (Purchaser);

(2)	Maseve Investments 11 Proprietary Limited, a company registered in accordance with the laws of South Africa under registration number 2008/018995/07 (Maseve); and

(3)	Platinum Group Metals (RSA) Proprietary Limited, a company registered in accordance with the laws of South Africa under registration number 2000/025984/07 (PTM (RSA)).

WHEREAS:

(A)	This First Addendum sets out the terms upon which the Parties wish to amend certain provisions of the Sale of Business Agreement.

(B)	Accordingly, the Parties are entering into this First Addendum to record their agreement in writing.

IT IS AGREED AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

1.1	For the purposes of this First Addendum and the preamble above:

1.1.1	Sale of Business Agreement means the sale of business agreement concluded between the Parties on 23 November 2017;

1.1.2	First Addendum means this amended and restated first addendum to the Sale of Business Agreement; and

1.1.3

unless otherwise defined herein or the context indicates otherwise, words and expressions defined in the Sale of Business Agreement shall have the same meaning where used in this First Addendum and any references in this First Addendum to the word clause shall be a reference to a clause in the Sale of Business Agreement.

1.2

In the event of a conflict between the provisions of this First Addendum and the provisions of the Sale of Business Agreement in relation to the subject matter hereof, the provisions of this First Addendum shall prevail to the extent of the inconsistency.

1.3

It is hereby recorded that the Parties entered into a first addendum to the Sale of Business Agreement on Friday, 2 February 2018 (the Original First Addendum). The parties are now entering into this amended and restated First Addendum to make certain amendments to the Original First Addendum, and this First Addendum shall take precedence over and replace the Original First Addendum.

2.	AMENDMENTS

With effect from the signature date of this First Addendum, the Sale of Business Agreement be and is hereby amended as follows:

2.1	By the deletion of the definition of “Subcontractor Agreement” in clause 1.101 and its replacement with the following definition:

“Interim Period Agreement means an agreement to be concluded between PTM (RSA) and the Purchaser regulating:

	º	the allocation of responsibilities and costs as between PTM (RSA) and RBR in relation to the Plant Business and the Mine Business for the Interim Period; and

	º	the terms on which water will be supplied to the Plant Business under Maseve's existing water allocation from the Magalies Water Board and the Purchaser will reimburse Maseve on a flow-through cost basis for all water consumed by the Plant Business; and

	º	the terms on which electricity will be supplied to the Plant Business under Maseve's existing electricity supply contract and the Purchaser will reimburse Maseve on a flow-through cost basis for all electricity consumed by the Plant Business;”

2.2	by the deletion of clause 3.1.5 and its replacement with the following clause:

2.2.1.1

“the board of directors of Maseve having convened a meeting of shareholders of Maseve to consider a proposal to implement a scheme of arrangement in terms of section 114 of the Companies Act in terms of which PTM (RSA) and Africa Wide shall sell the PTM (RSA) Sale Equity and the Africa Wide Sale Shares to RBPlat substantially on the terms proposed in the Scheme Agreement, the Maseve shareholders have approved the Scheme and if any of the Maseve shareholders voted against the resolution to approve the Scheme, such resolution not requiring court approval in terms of Section 115(3) or (4) of the Companies Act”;

2.2	by the deletion of clause 3.1.7 and its replacement with the following clause:

“the Interim Period Agreement has been duly executed by the parties thereto and has become unconditional in accordance with its terms, save for any condition relating to the coming into force and effect of this Agreement”;

2.3	by the deletion of clause 3.1.8 in its entirety;

2.4	by the deletion of clause 3.1.10 in its entirety;

2.5	by the deletion of clause 3.1.11 in its entirety;

2.6	by the deletion of the reference to clauses 3.1.5.3.1, 3.1.5.3.2, 3.1.8, 3.1.10 and 3.1.11 in clause 3.4 and the deletion of the reference to clause 3.1.5 in clause 3.5, and the insertion of a reference to clause 3.1.5 in clause 3.4;

2.7	by the deletion of clause 6.2, and its replacement with the following clause:

“The Purchaser shall procure that Escrow Agent transfers the Deposit from the Escrow Account to Maseve, within 3 (three) Business Days of the CP Fulfilment Date, to be utilised in part payment of the Plant Consideration. Maseve shall, and PTM (RSA) shall procure that Maseve shall, until the Closing Date, retain the Deposit in a ring-fenced, interest-bearing trust account for its benefit with the Company’s attorneys , and Maseve shall only be entitled, prior to Closing Date to use such funds as security for the settlement of the amounts claimed by Redpath in terms of its letter dated 29 October 2018, and shall not be entitled, prior to the Closing Date, to use such funds to settle any amounts owing to Redpath except insofar as it is required by a binding court and/or arbitration order to do so, nor shall it be entitled to use the Deposit for any other purpose prior to the Closing Date. The Deposit paid in terms of this clause 6.2 shall be deemed to be paid on the Closing Date for the purposes of clause 9.2. After the Closing Date, the Deposit Amount shall be dealt with in accordance with the provisions of clause 22.3 of the Scheme Implementation Agreement. ”

2.8	by the insertion of the following new clause 6.6:

“To the extent that Maseve fails to comply with its obligations in terms of clause 6.3.1 to repay the Deposit in full, PTM (RSA) hereby agrees, notwithstanding the provisions of clause 18.1.1, to repay any amount of the Deposit not repaid to the Purchaser by Maseve within 5 (five) Business Days of the date on which the Plant Transaction is no longer capable of being implemented in accordance with its terms and/or is terminated for any reason whatsoever, and the provisions of clause 17 shall apply mutatis mutandis to this clause,

2.9	by the insertion of the words " save to the extent already paid in terms of clause 6.2,.." the words “the Plant Consideration” in clause 9.2 and the insertion of the words “Subject to the provisions of clause 6.2 of this Agreement and clause 22.3 of the Scheme Implementation Agreement” at the beginning of clause 9.3.

2.10	by the insertion of the underlined words in clause 14.3:

Maseve and PTM (RSA) undertake to do, and procure the doing of, all such things as may be necessary or required in order to in order to ensure that the Purchaser is able to assume independent operational control of all assets on the Transferred Portion and give effect to the Incorporation of the Transferred Portion including securing the transfer or replacement of all authorisations and or consents held by Maseve or PTM (RSA) associated with the Transferred Portion and securing the amendment of the Maseve environmental management programme to give effect to the excision and entering into an indemnity and cooperation agreement and an agreement in terms of section 79 of the Mine Health and Safety Act giving the Purchaser operational control of the Concentrator Plant and Tailings Storage Facility.

3.	EXTENSION OF PLANT TRANSACTION LONG STOP DATE

3.1	The Parties hereby record that the Plant Transaction Long Stop Date, by which the conditions to the Sale of Business Agreement have to be fulfilled has been extended by a letter of agreement between the parties dated 31 January 2018, by the Original First Addendum and by a letter of agreement between the parties dated 8 February 2018, by a letter of agreement between the parties dated 12 February 2018 to “17h00 Eastern Standard Time on 19 February 2018”.

3.2	The Parties also hereby agree to waive the Condition set out in clause 3.1.2, as shareholder approval of PTM (RSA)’s sole shareholder is not required for the sale of the Plant Business.

4.	SAVINGS CLAUSE

Save to the extent specifically or by necessary implication modified in or inconsistent with the provisions of this First Addendum, all the terms and conditions of the Sale of Business Agreement shall mutatis mutandis continue in full force and effect and be binding upon the Parties according to their terms. Unless the context otherwise requires, all references to the Sale of Business Agreement herein shall be to the Sale of Business Agreement as amended by this First Addendum.

5.	CLAUSES FROM THE SALE OF BUSINESS AGREEMENT

Clauses 21 (Announcements and Confidentiality), 23 (Dispute Resolution), 24 (Addresses for Legal Processes and Notices) and 25 (General) of the Sale of Business Agreement shall apply mutatis mutandis between the Parties in respect of this First Addendum and are incorporated herein by reference.

6.	GENERAL

6.1	This First Addendum may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any Party may enter into this First Addendum by signing any such counterpart.

6.2	The persons signing this First Addendum in representative capacity hereby warrant their authority to do so.

6.3	By signing in the space provided below, the Parties agree to the terms and conditions set forth in this First Addendum.

(Signature pages follow)

SIGNED at Fourways on this the 12th day of February 2018.

For and on behalf of

ROYAL BAFOKENG RESOURCES PROPRIETARY LIMITED

____

Signatory: MJL Prinsloo

Capacity: Authorised signatory

Who warrants his authority hereto

SIGNED at ______________ on this the _______ day of __________ 2018.

For and on behalf of

MASEVE INVESTMENTS 11 PROPRIETARY LIMITED

____

Signatory:

Capacity:

Who warrants his authority hereto

SIGNED at ______________ on this the _______ day of __________ 2018.

For and on behalf of

PLATINUM GROUP METALS (RSA) PROPRIETARY LIMITED

____

Signatory:

Capacity:

Who warrants his authority hereto

SIGNED at _______________ on this the ________ day of ____________ 2018.

For and on behalf of

ROYAL BAFOKENG RESOURCES PROPRIETARY LIMITED

____

Signatory:

Capacity:

Who warrants his authority hereto

SIGNED at Vancouver on this the 12th day of Feb 2018.

For and on behalf of

MASEVE INVESTMENTS 11 PROPRIETARY LIMITED

____

Signatory: Frank R. Hallam

Capacity: Director

Who warrants his authority hereto

SIGNED at Vancouver on this the 12th day of Feb 2018.

For and on behalf of

PLATINUM GROUP METALS (RSA) PROPRIETARY LIMITED

____

Signatory: Frank R. Hallam

Capacity: Director